Filed by Western Refining Logistics, LP
(Commission File No. 001-36114)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Western Refining Logistics, LP
(Commission File No. 001-36114)

The following is an article relating to the merger between Western Refining Logistics LP and Andeavor Logistics, LP published by Andeavor in a weekly newsletter to employees on August 15, 2017.

Andeavor Weekly (08-15-17)
Andeavor Logistics and Western Refining Logistics merge
Yesterday Andeavor, Andeavor Logistics, LP and Western Refining Logistics, LP announced the merger of Andeavor Logistics and Western Refining Logistics and the financial repositioning of Andeavor Logistics through a buy-in of Andeavor Logistics’ incentive distribution rights (IDR). Andeavor Logistics LP will acquire Western Refining Logistics LP in a unit-for-unit transaction for a total enterprise value of $1.8 billion, including net debt. These transactions will generate approximately 93 million newly issued ANDX common units to Andeavor, which will bring Andeavor’s total ownership to approximately 127 million units. This merger follows the recent merger and official renaming of Tesoro and Western Refining into Andeavor on Aug. 1.
The merger and IDR Buy-In is expected to close in the fourth quarter 2017, subject to customary closing conditions. Upon closing, Greg Goff will continue to serve as Chairman and Chief Executive Officer and Steven Sterin as President and Chief Financial Officer of the general partner of Andeavor Logistics.
“Andeavor Logistics is well positioned for sustainable growth through the execution of our organic growth programs and strategic acquisitions, including drop downs from Andeavor,” said Goff. “These transactions create significant value for Andeavor shareholders and Andeavor Logistics unitholders, and offer Western Refining Logistics unitholders the opportunity to participate in the future growth of the combined logistics entity," added Goff.
The merger details follow:

•	Andeavor Logistics will acquire Western Refining Logistics in a unit-for-unit transaction for a total enterprise value of $1.8 billion, including net debt

◦	0.5233x exchange ratio for WNRL public unitholders

◦	0.4639x effective exchange ratio for Andeavor’s WNRL units

◦	0.4921x effective blended exchange ratio

•	78.0 million ANDX common units to be issued to Andeavor in exchange for the cancellation of IDRs, representing total equity value of:

◦	$3.8 billion based on Andeavor Logistics previous closing day price

◦	$4.0 billion based on Andeavor Logistics 30 day volume weighted average closing price

•	Positions Andeavor Logistics as a growth-oriented, full-service and diversified midstream company with at least $1 billion of annual growth investments

•	Enhances capital structure and improves cost of capital to support sustainable, long-term growth

◦	Targets annual distribution growth of 6% or greater, distribution coverage ratio of approximately 1.1x and debt-to-EBITDA at or below 4.0x

◦	Significantly reduces need for new public equity issuances

◦	Expected to be accretive to Andeavor Logistics distributable cash flow by second half 2019

•	Provides transparent value for Andeavor, who will own approximately 59% of Andeavor Logistics, valued at $6.1 billion based on the closing unit price on Aug. 11, 2017

FORWARD LOOKING STATEMENTS
This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Andeavor Logistics LP (“ANDX”) of Western Refining Logistics, LP (“WNRL”), synergies and the shareholder value to result from the combined company, and the proposed buy-in of ANDX’s incentive distribution rights by Andeavor (“ANDV”) in exchange for common units of ANDX. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the risk that the proposed transactions do not occur, expected timing and likelihood of completion of the proposed transactions, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transactions, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could cause the parties to abandon the transactions, risks related to disruption of management time from ongoing business operations due to the proposed transactions, the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of ANDX’s common units, WNRL’s common units or ANDV’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of ANDX, WNRL and ANDV to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future distribution ANDX may pay, and other factors. All such factors are difficult to predict and are beyond ANDX’s, WNRL’s or ANDV’s control, including those detailed in ANDX’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on ANDX’s website at http://andeavorlogistics.com and on the SEC’s website at http://www.sec.gov, those detailed in WNRL’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on WNRL’s website at http://www.wnrl.com and on the SEC website at http://www.sec.gov, and those detailed in ANDV’s website at http://www.andeavor.com and on the SEC website at http://www.sec.gov. ANDX’s, WNRL’s and ANDV’s forward-looking statements are based on assumptions that ANDX, WNRL and ANDV believe to be reasonable but that may not prove to be accurate. ANDX, WNRL and ANDV undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation:
This communication relates to a proposed business combination between WNRL and ANDX and a proposed transaction between ANDX and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:
ANDX and WNRL intend to file a registration statement on Form S-4, containing a consent statement/prospectus (the “S-4”) with the SEC. This communication is not a substitute for the registration statement, definitive consent statement/prospectus or any other documents that ANDX, WNRL or ANDV may file with the SEC or send to unitholders in connection with the proposed transaction. UNITHOLDERS OF ANDX AND WNRL AND SHAREHOLDERS OF ANDV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, investors and security holders will be able to obtain copies of these documents, including the consent statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ANDX will be made available free of charge on ANDX’s website at http://andeavorlogistics.com or by contacting ANDX’s Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by WNRL will be made available free of charge on WNRL’s website at http://www.wnrl.com or by contacting WNRL’s Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by ANDV will be made available free of charge on ANDV’s website at http://www.andeavor.com or by contacting ANDV’s Investor Relations Department by phone at (210) 626-7202.

Participants in the Solicitation Relating to the Merger:
ALLP, WNRL, Andeavor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of consent from the unitholders of WNRL in connection with the proposed transaction. Information about the directors and executive officers of the general partner of ALLP is set forth in ALLP’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Information about the directors and executive officers of the general partner of WNRL is set forth in WNRL’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 1, 2017. Information about the executive officers of Andeavor is set forth in Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Information about the directors of Andeavor is set forth in Andeavor’s Definitive Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.